FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION


                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                              --------------------------
                                     1934
                                     ----


                                August 7, 2002


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                           Form 20-F  X                  Form 40-F __
                                      --

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                           Yes __                             No  X
                                                                  --

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- n/a.
                              ---------------       ---


                                                               Total Pages: 2


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6 August 2002


The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP


Dear Sirs,

Smith & Nephew plc has been informed today that Mourant & Co. Trustees Limited, as trustee of The Smith & Nephew Employees' Share Trust has purchased a total of 339,154 ordinary shares in the Company in the market on the 5th August 2002 at an average price of 357.74 pence per share, representing 0.037% of the issued ordinary share capital.

The Trust, which now holds a total of 1,558,775 shares representing 0.168% of the issued ordinary share capital of the Company, is a discretionary trust of which all employees of the Company and its subsidiaries are potential beneficiaries. Each of the executive directors of the Company is, therefore, interested in the shares held in the Trust from time to time in the same way as other employees of the Group.

Yours faithfully,





P.R. Chambers
Company Secretary